UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER 001-32574

                              CUSIP NUMBER 381047 10 9


 (Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
              [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

              For Period Ended:     March 31, 2011

              [ ] Transition Report on Form 10-K

              [ ] Transition Report on Form 20-F

              [ ] Transition Report on Form 11-K

              [ ] Transition Report on Form 10-Q

              [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

GOLDEN GATE HOMES, INC.
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Full Name of Registrant

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Former Name if Applicable

14 WALL STREET, 20TH FLOOR
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Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10005
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         | (a) The reason described in reasonable detail in Part III of
         |     this form could not be eliminated without unreasonable
         |     effort or expense
         | (b) The subject annual report, semi-annual report,
         |     transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR
         |     or Form N-CSR, or portion thereof, will be filed
         |     on or before the fifteenth calendar day following the prescribed
         |     due date; or the subject quarterly report or transition
   [X]   |     report on Form 10-Q or subject distribution report on
         |     Form 10-D, or portion thereof, will be filed on or
         |     before the fifth calendar day following the prescribed
         |     due date; and
         | c) The accountant's statement or other exhibit required by
         |    Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2011 within the prescribed time period because it needs additional time to complete the presentation of its financial statements, and the analysis thereof.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        STEVEN GIDUMAL                  (212)          385-0955
---------------------------------       ------         --------
                   (Name)            (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                               Yes [X]   No [ ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                Yes [X]   No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PART IV - OTHER INFORMATION

(3) For the quarter ended March 31, 2011, we had a net income of approximately $3,000, compared to the quarter ended March 31, 2010, when we had a net loss of $141,901. For the quarter ended March 31, 2011, we incurred approximately $48,000 of general and administrative expenses, as compared to the quarter ended March 31, 2010, when we incurred $142,044 of general and administrative expenses. This decrease in expenses in large part is the result of the Company's elimination of its full-time staff and the closing of its shared office space as it seeks to conserve cash. Of the $142,044 of general and administrative expenses for the quarter ended March 31, 2011, $48,457 was expended on the Company's behalf by the entity that holds a controlling interest in the Company to research and develop the Company's new business plan prior to its acquisition of such control on December 31, 2009.

                              GOLDEN GATE HOMES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 17, 2011          By:     /s/ Steven Gidumal
                                       --------------------------------
                                     Chairman of the Board of Directors
                                       and Chief Financial Officer
                                    (Principal Financial and Accounting Officer)



                                   ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)